Exhibit 99.1

Uxin Reports Unaudited Fourth Quarter and Fiscal Year 2022 Financial Results

BEIJING, July 28, 2022 (GLOBE NEWSWIRE)– Uxin Limited (“Uxin” or the “Company”) (Nasdaq: UXIN), a leading nationwide online used car dealer in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended March 31, 2022.

Dear Shareholders,

On behalf of Uxin Limited, I would like to express my sincere gratitude for everyone’s constant trust and support. I am pleased to share the business highlights and achievements we have made in the fiscal year 2022 through this letter to our shareholders.

In my shareholder letter for fiscal year 2021, I elaborated on our growth strategy and business model transformation in order to provide our customers a hassle-free used car purchase experience with massive high-quality and value-for-money vehicle selections, as well as superior before-and-after sales services. Having successfully transitioned from a third-party commissioned-base model to an inventory-owning model, we opened Xi'an IRC, our first vehicle inspection and reconditioning center (IRC) as well as a warehouse-type superstore. Aiming at gaining reputation among customers, we began to adopt customer Net Promotor Score (NPS) as an indicator to evaluate consumer satisfaction levels. After one year, we have made significant progress in these areas despite COVID-19 pandemic and other challenges. As an e-commerce disruptor in China’s used-car industry, we further strengthened our industry-leading position in quality used car offering, one-stop service, customer-centric experience, and social responsibility.

In the fiscal year 2022, we achieved our business goals for the year. Total transaction volume for the year was 15,755 units, representing an 49% year-over-year growth. Total retail transaction volume for the year was 5,211 units, maintaining sequential growth momentum in every quarter of the year. Total revenues were RMB1.64 billion, representing a strong 149% year-over-year growth. Our Xi’an IRC’s operations were disrupted by COVID countermeasures in the fourth quarter, which is also the traditional used car off-season due to the Spring Festival holidays. However, we achieved a higher retail transaction volume as a result of the sales ramp-up in our Hefei IRC. While we still occasionally face COVID-related challenges, we are committed to executing our development plan and sustaining our growth momentum.

After building our first IRC in Xi’an, we opened our second IRC in Hefei in November 2021. This is the first phase of our Hefei IRC. The whole Hefei IRC is backed by our joint investment of RMB 2.5 billion with Hefei Changfeng government. Hefei is renowned for its booming auto industry with favorable policies, leading vehicle manufacturers, as well as mature upstream and downstream supply chains. Consolidating these resources, we plan to leverage our expertise and state-of-the-art technologies to recondition vehicles at a super large scale. The designed production capacity is expected to be between 60,000 and 100,000 units annually to ensure a stable and reliable supply of high-quality and cost-effective used cars. The project is progressing well, and the completion of the Hefei IRC will serve as a solid foundation for Uxin to gain customer trust and fuel its sustainable business growth in the long term.

In the past fiscal year, we have heavily invested in the refinement of our used car supply chain, especially in vehicles acquisitions, inspections, and reconditioning. We have established acquisition channels to purchase used cars from individual consumers, auction platforms, auto manufacturers, and car dealerships. Direct purchases from individual consumers accounted for more than 30% of our total acquired vehicles in the fourth quarter. The increasing proportion of such direct purchase allows us to further reduce our acquisition costs, which will ultimately enable us to offer more competitive pricing to our customers. As for vehicle inspections, we actively upgraded and optimized our inspection equipment and system powered by Check Auto, our national-patented used car inspection system, to ensure that our retail vehicles fulfill or surpass all National Standards. On the reconditioning front, we further streamlined workflows and introduced modern techniques to improve vehicle qualities with lower costs through economy of scale under our IRC operations. To maximize the end-to-end supply chain efficiency, we have developed an integrated information system covering the whole process from vehicle acquisition, inspection, and recondition, to sales and after-sales services.

In anticipation of the rising era of new energy vehicles (NEVs), Uxin is proactively expanding its business in this domain. Our used car offerings now cover multiple mainstream NEV brands including Tesla, NIO, Li Auto, XPeng, BYD, etc. We have proactively built vehicle acquisition channels and developed inspection, reconditioning, and service capabilities specially designed for used NEVs. Targeting on expanding existing service types, we are establishing strategic partnerships with NEV manufacturers, suppliers of spare parts, as well as NEV dealerships. With solid strategic and operational initiatives, Uxin is well prepared for the opportunities in the rising NEV market.

Based on our in-depth understanding of customers’ used car purchasing behaviors in China, we have upgraded our sales channels from online only to an omni-channel approach. In 2018, we launched the Uxin Nationwide Online Shopping Mall, making us the first to offer one-stop online cross-region purchase services in the used car industry in China. After 4 years of operations, we managed to achieve best-in-class cross-region online transaction capabilities and experiences for our consumers. On top of our leading online model, we opened IRCs in Xi'an and Hefei, as a type of warehouse superstores, where regional customers can have a direct in-store experience through visiting, selecting, consulting, test-driving, and purchasing their favorite cars. Specifically, the first phase of our Hefei IRC is currently the largest self-owned used-car superstore in China, with a total floor area of nearly 100,000 square meters and a capacity for 2,500 retail vehicles with compact, midsize, and luxury models from 52 brands. Our Hefei and Xi’an IRCs and warehouse superstores have become famous and popular used car shopping destinations in their respective regions. Both stores have gained leading regional market shares that are still growing. The regional brand recognition and reputation among customers will further strengthen our credibility nationwide and boost our online sales.

Our commitment to providing high-quality vehicle products and superior customer services is paying off. We are now one of the most trusted used car brands in China. In the fourth quarter, our NPS increased by 45% year-over-year to 61, making it the sixth consecutive quarter with NPS improvements. We vigorously analyze and respond to customers’ feedback in all aspects, from sales to delivery and after-sales services. We are encouraged by the NPS increase and will remain focused on its further improvements. Uxin believes that reputation among customers is the ultimate driver of sustainable and high-quality business growth.

Used car industry is an integral component of China’s circular economy. The healthy circulation of used cars serves to extend the vehicle lifecycles and maximize their residual values and plays a critical role in lowering production wastes, reducing disposal pollutions, and improving resources utilization. As an industry leader, Uxin takes the concept of environmental protection seriously and acts as a pioneer in energy conservation and emission reduction. In July 2022, we released our inaugural ESG report to highlight how we integrated sustainable development principles into our business planning, IRC design and construction, and daily operations. Uxin is determined to lead China’s used car industry to evolve in a more socially responsible and green direction.

China's used car market is experiencing its golden age of growth. It is reported that China has become the world's largest auto market measured by vehicle units by 2021. Building on that, China's used car market is already massive with more than 17 million units sold in 2021, and has tremendous growth potential compared to developed markets. The used car industry has become a key area of focus to state regulators, who have introduced multiple supporting policies in the past 4 years. Notably, in July 2022, the Ministry of Commerce, together with 16 other state departments, published an official notice to stimulate auto circulation and consumption with comprehensive measures to facilitate cross-region registration and filing, regulate accounting treatments and invoice issuance, and remove restrictions on used car business operations. In 2021, government policies required the digitization of car documents and more than 300 cities have implemented electronic title transfer and registration. In 2020, the used car transaction value-add-tax was reduced from 2% to 0.5%. All these policies and initiatives demonstrated regulators’ strong guidance to build a unified national market for used car transactions and promote strong-brand, large-scale, and compliant used car companies in the industry. We have been deeply rooted in the industry for over 11 years as a used car e-commerce company with nationwide coverage and regional market penetration. We believe that Uxin as a well-branded, super-large-scale, highly socially responsible company in the used car industry will fly well when the tailwind arrives.

In the new fiscal year 2023, Uxin will focus on the following three priorities. First, to significantly expand our brand recognition and credibility among customers to boost sales and market shares. We aim to gain more customers by enabling them to experience our products and services. Second, to further upgrade the end-to-end supply chain information system, AI pricing system, intelligent inventory management system, etc., at an individual vehicle level. Third, to continuously optimize operational efficiency to control cost and expenses with the ultimate target of profitability in the mid- to long-term.

Once again, I would like to thank our customers for their trust and every member in our Uxin family for their hard work. I am so grateful for the strong support from our shareholders and investors. We will stay committed and focused to shape the industry in the new era and deliver sustainable returns to our shareholders on our journey to high-quality growth.

Kun Dai

Chairman and Chief Executive Officer of Uxin

Highlights for the Quarter Ended March 31, 2022

•
Total revenues were RMB505.7 million (US$79.8 million) for the three months ended March 31, 2022, compared with RMB506.6 million in the last quarter and RMB196.0 million in the same period last year.
•
Transaction volume was 4,231 units for the three months ended March 31, 2022, compared with 4,865 units in the last quarter and 1,719 units in the same period last year. Retail transaction volume was 1,848 units, an increase of 11.5% from 1,657 units in the last quarter.
•
Gross margin was 0.2% for the three months ended March 31, 2022, compared with 4.1% in the last quarter and 4.6% in the same period last year.
•
Loss from continuing operations was RMB109.5 million (US$17.3 million) for the three months ended March 31,

2022, compared with RMB72.8 million in the last quarter and RMB97.4 million in the same period last year.
•
Non-GAAP adjusted loss from continuing operations was RMB96.1 million (US$15.2 million) for the three months ended March 31, 2022, compared with RMB68.6 million in the last quarter and RMB98.0 million in the same period last year.

Highlights for the Fiscal Year Ended March 31, 2022

•
Total revenues were RMB1,636.1 million (US$258.1 million) for the fiscal year ended March 31, 2022, an increase of 148.9% from RMB657.4 million in the prior fiscal year.
•
Transaction volume was 15,755 units for the fiscal year ended March 31, 2022, an increase of 49.1% from 10,566 units in the prior fiscal year.
•
Gross margin was 2.9% for the fiscal year ended March 31, 2022, compared with negative 2.5% in the prior fiscal year.
•
Loss from continuing operations was RMB278.9 million (US$44.0 million) for the fiscal year ended March 31, 2022, compared with RMB552.6 million in the prior fiscal year.
•
Non-GAAP adjusted loss from continuing operations was RMB252.4 million (US$39.8 million) for the fiscal year ended March 31, 2022, compared with RMB571.7 million in the prior fiscal year.

Mr. Feng Lin, Chief Financial Officer of Uxin, commented, “During the fourth quarter, we grew our retail revenue by 37% quarter-over-quarter and 156% year-over-year driven by higher retail transaction volume despite COVID and off-season impacts. Such impacts also compressed our gross margin in the quarter as we restructured our inventory. However, we expect our margin profile to gradually return to normal levels in the following quarters. The fiscal year of 2022 marked our first full year of operation under the inventory-owning model, which enabled us to achieve a 149% year-over-year increase in our total revenues of the year. Meanwhile, we continued to refine our operation management, optimize our cost structures, and improve operational efficiency. Consequently, we substantially narrowed our operating loss by 56% compared with fiscal year 2021 on a non-GAAP basis.”

Mr. Lin added, “Last year, we announced the investment by NIO Capital and Joy Capital for a total amount of up to US$315 million. We have received US$150 million from the transaction and the investors retain their rights to exercise the warrants to purchase senior convertible preferred shares of up to US$165 million. We also closed an additional US$100 million follow-on financing transaction from NIO Capital. In addition, we recently completed the issuance of Class A ordinary shares to 58.com in exchange for the full release of the Company’s obligations under the convertible promissory note issued to 58.com and both parties' liabilities under certain historical transaction. We believe these arrangements allow us to substantially streamline our financial resources and devote more focus to the execution of our long-term growth strategy.”

Financial Results for the Quarter Ended March 31, 2022

Total revenues were RMB505.7 million (US$79.8 million) for the three months ended March 31, 2022, compared with RMB506.6 million in the last quarter and an increase of 158.1% from RMB196.0 million in the same period last year. The year-over-year increases were driven by the growth of total transaction volume.

Retail vehicle sales revenue was RMB319.3 million (US$50.4 million) for the three months ended March 31, 2022, representing an increase of 37.0% from RMB233.0 million in the last quarter and an increase of 156.2% from RMB124.6 million in the same period last year. For the three months ended March 31, 2022, retail transaction volume was 1,848 units, an increase of 11.5% from 1,657 units last quarter and an increase of 87.0% from 988 units in the same period last year. Despite the impact from the COVID-19 resurgence to the Company’s Xi’an IRC and Chinese New Year Holiday off-season, retail transaction volume achieved a solid growth quarter-over-quarter driven by the ramp up of the Company’s Hefei IRC launched in November 2021.

Wholesale vehicle sales revenue was RMB179.7 million (US$28.3 million) for the three months ended March 31, 2022, compared with RMB265.9 million in the last quarter and RMB51.3 million in the same period last year. For the three months ended March 31, 2022, wholesale transaction volume was 2,383 units, representing a decrease of 25.7% from 3,208 units last quarter and an increase of 226.0% from 731 units in the same period last year. Wholesale vehicle sales refers to the vehicles the Company purchased from individuals but did not meet the Company’s retail standards thus were wholesaled through online and offline channels. Due to the impact of the COVID-19 resurgence and Chinese New Year Holiday off-season, the Company purchased less vehicles from individuals, resulting in less wholesale vehicle sales.

Other revenue was RMB6.8 million (US$1.1 million) for the three months ended March 31, 2022, compared with RMB7.7 million in the last quarter and RMB20.1 million in the same period last year.

Cost of revenues was RMB504.6 million (US$79.6 million) for the three months ended March 31, 2022, compared with RMB485.8 million in the last quarter and RMB187.0 million in the same period last year.

Gross margin was 0.2% for the three months ended March 31, 2022, compared with 4.1% in the last quarter and 4.6% in the same period last year. In order to better meet the changes in customers' preference and improve the inventory turnover, we optimized the inventory structure, which led to the write-down of inventory, resulting in the decrease of gross margin during the reported quarter. Excluding the impact from the inventory write-down, the gross margin would be 4.0%.

Total operating expenses were RMB119.4 million (US$18.8 million) for the three months ended March 31, 2022. Total operating expenses excluding the impact of share-based compensation were RMB106.0 million.

•
Sales and marketing expenses were RMB67.8 million (US$10.7 million) for the three months ended March 31, 2022, compared with RMB68.0 million in the last quarter and an increase of 78.2% from RMB38.1 million in the same period last year. The year-over-year increase was mainly due to an increase in rental expenses as well as brand promotion expenses in Xi’an and Hefei where the Company’s IRCs are located. Share-based compensation expenses associated with sales and marketing expenses were nil during the quarter.

•
General and administrative expenses were RMB40.7 million (US$6.4 million) for the three months ended March 31, 2022, representing an increase of 10.0% from RMB37.0 million in the last quarter and a decrease of 37.2% from RMB64.9 million in the same period last year. The quarter-over-quarter increase was mainly due to the impact of share-based compensation during the reported quarter. The year-over-year decrease was mainly due to lower employee compensation and benefits as well as a decrease in professional fees. General and administrative expenses excluding the impact of share-based compensation were RMB27.4 million.

•
Research and development expenses were RMB8.4 million (US$1.3 million) for the three months ended March 31, 2022, representing a decrease of 25.1% from RMB11.3 million in the last quarter and a decrease of 41.2% from RMB14.3 million in the same period last year. The year-over-year decrease was primarily due to a decrease in employee compensation and benefits. Share-based compensation expenses associated with research and development expenses were nil during the quarter.

•
Provision for credit losses, net was RMB2.4 million (US$0.4 million) for the three months ended March 31, 2022, mainly consisting of a slight provision for loans recognized as a result of payments under guarantees and other receivables.

Loss from continuing operations was RMB109.5 million (US$17.3 million) in the three months ended March 31, 2022, compared with RMB72.8 million for the last quarter and RMB97.4 million in the same period last year.

Non-GAAP adjusted loss from continuing operations which excludes the impact of share-based compensation was RMB96.1 million (US$15.2 million) in the three months ended March 31, 2022, compared with RMB68.6 million in the last quarter and RMB98.0 million for the same period last year.

Fair value impact related to the senior convertible preferred shares resulted in a gain of RMB476.8 million (US$75.2 million) for the three months ended March 31, 2022, compared with a gain of RMB1,364.3 million in the last quarter. The impact was mainly due to the fair value change of the warrants and forward contracts issued in connection with the senior convertible preferred shares during the period. The fair value impact was a non-cash gain.

Net income from continuing operations was RMB360.8 million (US$56.9 million) for the three months ended March 31, 2022, compared with RMB1,279.7 million for the last quarter and net loss RMB132.8 million for the same period last year.

Non-GAAP adjusted net loss from continuing operations was RMB102.6 million (US$16.2 million) for the three months ended March 31, 2022, compared with RMB80.3 million in the last quarter and RMB133.4 million in the same period last year.

Financial Results for the Fiscal Year Ended March 31, 2022

Total revenues were RMB1,636.1 million (US$258.1 million) for the fiscal year ended March 31, 2022, representing an increase of 148.9% from RMB657.4 million in the prior fiscal year. Total transaction volume was 15,755 units for the fiscal year ended March 31, 2022, an increase of 49.1% from 10,566 units in the prior fiscal year. The increase was primarily attributable to the increases in total transaction volume and the change in revenue recognition. Since the Company adopted its inventory-owing model in September 2020, the Company’s revenues in the fiscal year of 2022 were recognized on a gross basis, whereas a portion of the Company’s revenues in the prior fiscal year were recognized on a net basis due to prior commission related services provided under the previous business model.

Retail vehicle sales revenue was RMB780.4 million (US$123.1 million) for the fiscal year ended March 31, 2022, representing an increase of 68.3% from RMB463.5 million in the prior fiscal year. For the fiscal year ended March 31, 2022, retail transaction volume was 5,211 units, an increase of 44.6% from 3,603 units in the prior fiscal year.

Wholesale vehicle sales revenue was RMB823.4 million (US$129.9 million) for the fiscal year ended March 31, 2022, compared with RMB51.3 million in the prior fiscal year.

Other revenue was RMB32.3 million (US$5.1 million) for the fiscal year ended March 31, 2022, compared with RMB65.4 million in the prior fiscal year.

Cost of revenues was RMB1,588.4 million (US$250.6 million) for the fiscal year ended March 31, 2022, compared with RMB673.7 million in the prior fiscal year.

Gross margin was 2.9% for the fiscal year ended March 31, 2022, compared with negative 2.5% in the prior fiscal year. The Company operated all its businesses under the inventory-owning model in this fiscal year while only a portion of its businesses were operated under the inventory-owning model in prior fiscal year as the Company adopted its inventory-owning model since September 2020, which led to different margin profiles.

Total operating expenses were RMB408.7 million (US$64.5 million) for the fiscal year ended March 31, 2022. Total operating expenses excluding the impact of share-based compensation were RMB382.1 million.

•
Sales and marketing expenses were RMB222.1 million (US$35.0 million) for the fiscal year ended March 31, 2022, representing a decrease of 34.5% from RMB339.0 million in the prior fiscal year. The decrease was mainly due to a decrease in employee compensation and benefits as well as a decrease in brand promotion costs. Share-based compensation expenses associated with sales and marketing expenses were nil.

•
General and administrative expenses were RMB151.0 million (US$23.8 million) for the fiscal year ended March 31, 2022, representing a decrease of 45.7% from RMB277.9 million in the prior fiscal year. The decrease was mainly due to a lower employee compensation and benefit as well as a decrease in severance costs. General and administrative expenses excluding the impact of share-based compensation were RMB124.5 million.

•
Research and development expenses were RMB36.2 million (US$5.7 million) for the fiscal year ended March 31, 2022, representing a decrease of 51.2% from RMB74.1 million in the prior fiscal year. The decrease was primarily due to a decrease in employee compensation and benefits as well as a decrease in rental expenses and depreciation. Share-based compensation expenses associated with research and development expenses were nil.

•
Provision for credit losses, net resulted in a reversal of RMB0.7 million (US$0.1 million) for the fiscal year ended March 31, 2022.

Loss from continuing operations was RMB278.9 million (US$44.0 million) for the fiscal year ended March 31, 2022, compared with RMB552.6 million in the prior fiscal year.

Non-GAAP adjusted loss from continuing operations which excludes the impact of share-based compensation was RMB252.4 million (US$39.8 million) for the fiscal year ended March 31, 2022, compared with RMB571.7 million in the prior fiscal year.

Fair value impact of the issuance of senior convertible preferred shares resulted in a gain of RMB186.2 million (US$29.4 million) for the fiscal year ended March 31, 2022. The impact was mainly due to the fair value change of the warrants and forward contracts issued in relation with the senior convertible preferred shares during the period. The fair value impact was a non-cash gain.

Net loss from continuing operations was RMB143.2 million (US$22.6 million) for the fiscal year ended March 31, 2022, compared with RMB717.0 million in the prior fiscal year.

Non-GAAP adjusted net loss from continuing operations was RMB302.9 million (US$47.8 million) for the fiscal year ended March 31, 2022, compared with RMB736.1 million in the prior fiscal year.

Liquidity

As of March 31, 2022, the Company had RMB128.0 million (US$20.2 million) in cash and cash equivalents. The cash and cash equivalents primarily consist of cash on hand and deposits placed with financial institutions that can be added to or withdrawn without limitation. The Company has been incurring losses from operations since the inception. The Company incurred net losses from continuing operations of RMB143.2 million (US$22.6 million) for the fiscal year ended March 31, 2022. Net current liabilities amounted to RMB424.3 million as of March 31, 2022.

The Company is entitled to an investment amount of US$100 million for the subscription of the senior convertible preferred shares with an installment payment plan before June 2023. The Company also issued Class A ordinary shares to 58.com Holdings Inc. (“58.com”) in exchange for the full release of the Company’s obligations under the previously issued convertible notes which was further modified in July 2021. Concurrently, in order to settle a long-term borrowing, the Company entered into a loan agreement (which pledges an equity interest in an investment) for a total of RMB290 million with a third party. Meanwhile, the Company continues to optimize the cost and expense structure to improve the capital and operating efficiency of the business process. Considering all the actions mentioned above, which have alleviated the substantial doubt of its ability to continue as a going concern, the Company believes that its current cash and cash equivalents, cash proceeds received (or to be received) from the recent financing transactions and the anticipated cash flows from operations will be sufficient to meet its anticipated working capital requirements within the next twelve months of operations.

Additionally, the Company has consideration payable to WeBank and long-term debt that will become due after the next twelve months of operations. These obligations, the rental commitment post completion of Hefei IRC and that the Company may continue to incur net losses and negative cash flows from operation will impact its liquidity. Concurrently, as part of the shares subscription agreement the Company entered into with NIO Capital and Joy Capital (the “Investors”) in June 2021, the Investors retain their rights to exercise the warrants to purchase senior convertible preferred shares of up to US$165 million. The management’s plan to mitigate the liquidity status due to the maturity of these obligations includes: (i) negotiating with the Investors to exercise their warrants; and (ii) restructuring existing obligations to reduce cash payments; and (iii) working on several other initiatives to further improve its working capital efficiency.

Recent Development

On June 30, 2022, the Company entered into definitive agreements with an affiliate of NIO Capital for the subscription of 714,285,714 senior convertible preferred shares of the Company for an aggregate amount of US$100 million, which will be paid in multiple installments. The 714,285,714 senior convertible preferred shares have been issued accordingly on July 27, 2022 and the first installment has been received.

On July 27, 2022, NIO Capital assigned its rights and obligations to an independent third party to subscribe for 14,564,520 senior convertible preferred shares (equivalent to 4,854,840 American Depositary Shares (“ADSs”) upon conversion) for a total price of US$5 million under the second closing of the financing transaction with NIO Capital and Joy Capital (collectively, the “Investors”) entered into in June 2021. The Company has closed and received the US$5 million through the issuance of a total of 14,564,520 senior convertible preferred shares to the independent third party. Following this closing, the second closing of this financing transaction for US$50 million has been completed. In addition, the Investors as the warrant holders in the transaction still retain the right to exercise the US$165 million warrants.

On July 19, 2022, the Company issued 183,495,146 Class A ordinary shares (equivalent to 61,165,048 ADSs), par value US$0.0001 per share, to 58.com Holdings Inc. (“58.com”) in exchange for the full release of the Company’s obligations under the convertible promissory note issued to 58.com on June 10, 2019 (such note, as amended, the “58.com Note”). These shares were issued at a price equivalent to US$1.03 per ADS. The 58.com Note was extinguished upon such issuance of shares. In connection with the foregoing transaction, the Company and 58.com have mutually released the other party from claims arising out of certain obligations under certain historical transactions.

On July 26, 2022, the Company published its first Environmental, Social and Governance (ESG) Report (https://ir.xin.com/esg), highlighting the Company’s ESG initiatives and achievements.

Business Outlook

The Company expects its total revenues to be in the range of RMB600 million to RMB620 million for the three months ended June 30, 2022. This forecast reflects our current and preliminary views on the market and operational conditions, which are subject to changes.

Conference Call

The Company’s management will host an earnings conference call on July 28, 2022 at 8:00 AM U.S. Eastern Time (8:00 PM Beijing/Hong Kong time on the same day).

Due to the outbreak of COVID-19, operator assisted conference calls are not available at the moment. All participants must preregister online prior to the call to receive the dial-in details.

Conference Call Preregistration

Participants can register for the conference call by navigating to https://s1.c-conf.com/diamondpass/10023949-fm5h32.html. Once preregistration has been completed, participants will receive dial-in numbers, an event passcode, and a unique registrant ID.

To join the conference, please dial the number you receive, enter the event passcode followed by your unique registrant ID, and you will be joined to the conference instantly.

A telephone replay of the call will be available after the conclusion of the conference call until August 4, 2022. The dial-in details for the replay are as follows:

U.S.:	+1 855 883 1031
China:	+86 400 1209 216
Replay PIN:	10023949

A live webcast and archive of the conference call will be available on the Investor Relations section of Uxin’s website at http://ir.xin.com.

About Uxin

Uxin Limited (Nasdaq: UXIN) is a leading nationwide online used car dealer in China. With its offerings of high-quality used cars and best-in-class purchasing services, Uxin’s mission is to enable people to buy the car of their choice online. Uxin’s one-stop online shopping mall provides consumers with a nationwide selection of value-for-money used cars, various value-added products and services as well as comprehensive aftersales services. Its online sales consultants offer professional consulting to facilitate a convenient and efficient car purchase for consumers in a timely fashion. Its comprehensive fulfillment network supports nationwide logistics and delivery as well as title transfers between different cities across China so as to fulfill these online transactions.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses certain non-GAAP measures, including adjusted loss from continuing operations and adjusted net loss from continuing operations and adjusted net loss from continuing operations per share – basic and diluted, as supplemental measures to review and assess its operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines adjusted loss from continuing operations as loss from continuing operations excluding share-based compensation. The Company defines adjusted net loss from continuing operations as net loss from continuing operations excluding the impact of share-based compensation and the fair value impact of the issuance of senior convertible preferred shares, including the troubled debt restructuring gain. The Company defines adjusted net loss from continuing operations per share basic and diluted as net loss from continuing operations per share excluding the impact of share-based compensation and the fair value impact of the issuance of senior convertible preferred shares, including the troubled debt restructuring gain. The Company presents the non-GAAP financial measure because it is used by the management to evaluate its operating performance and to formulate business plans. Adjusted net loss from continuing operations enables management to assess the Company’s operating results without considering the impact of share-based compensation and fair value impact of the issuance of senior convertible preferred shares, including the troubled debt restructuring gain, which are non-cash charge or credits. The Company also believes that the use of the non-GAAP measure facilitates investors' assessment of its operating performance as this measure excludes certain expenses that are not expected to result in cash payments.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using adjusted net loss from continuing operations is that it does not reflect all items of income and expense that affect the Company’s operations. Share-based compensation and the fair value impact of the issuance of senior convertible preferred shares have been and may continue to be incurred in the business and are not reflected in the presentation of adjusted net loss from continuing operations, and adjusted net loss from continuing operations per share basic and diluted. Further, non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of Uxin’s non-GAAP financial measures to the most comparable U.S. GAAP measure are included at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader, except for those transaction amounts that were actually settled in U.S. dollars. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.3393 to US$1.00, representing the index rate as of March 31, 2022 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Uxin’s strategic and operational plans, contain forward-looking statements. Uxin may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Uxin’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: impact of the COVID-19 pandemic, Uxin’s goal and strategies; its expansion plans; its future business development, financial condition and results of operations; Uxin’s expectations regarding demand for, and market acceptance of, its services; its ability to provide differentiated and superior customer experience, maintain and enhance customer trust in its platform, and assess and mitigate various risks, including credit; its expectations regarding maintaining and expanding its relationships with business partners, including financing partners; trends and competition in China’s used car e-commerce industry; the laws and regulations relating to Uxin’s industry; the general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Uxin’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Uxin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media enquiries, please contact:

Uxin Limited Investor Relations

Ms. Joyce Tang

Phone: +86 10 5691-6765

Email: ir@xin.com

The Blueshirt Group

Ms. Julia Qian

Phone: +1 973-619-3227

Email: Julia@blueshirtgroup.com

Uxin Limited

Unaudited Consolidated Statements of Comprehensive Loss

(In thousands except for number of shares and per share data)

	For the three months ended March 31,			For the twelve months ended March 31,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
Revenues
Retail vehicle sales	124,613	319,315	50,371	463,547	780,371	123,101
Wholesale vehicle sales	51,249	179,666	28,342	51,249	823,466	129,899
Commission revenue	—	—	—	41,939	—	—
Value-added service revenue	—	—	—	35,248	—	—
Others	20,089	6,763	1,067	65,425	32,279	5,092
Total revenues	195,951	505,744	79,780	657,408	1,636,116	258,092

Cost of revenues	(186,953)	(504,625)	(79,603)	(673,711)	(1,588,398)	(250,564)
Gross profit/ (loss)	8,998	1,119	177	(16,303)	47,718	7,528

Operating expenses
Sales and marketing	(38,061)	(67,812)	(10,697)	(339,013)	(222,139)	(35,042)
General and administrative	(64,911)	(40,747)	(6,428)	(277,925)	(151,024)	(23,823)
Research and development	(14,347)	(8,438)	(1,331)	(74,137)	(36,200)	(5,710)
(Provision for)/reversal of credit losses, net	(7,059)	(2,407)	(380)	(91,593)	687	108
Total operating expenses	(124,378)	(119,404)	(18,836)	(782,668)	(408,676)	(64,467)

Other operating income, net	18,019	8,786	1,386	246,346	82,017	12,938

Loss from continuing operations	(97,361)	(109,499)	(17,273)	(552,625)	(278,941)	(44,001)

Interest income	663	234	37	45,140	3,660	577
Interest expenses	(20,961)	(5,441)	(858)	(95,953)	(41,222)	(6,503)
Other income	1,124	849	134	15,672	5,227	825
Other expenses	(503)	(1,241)	(196)	(7,890)	(8,925)	(1,408)
Foreign exchange losses	(15,770)	(684)	(108)	(15,887)	(9,336)	(1,473)
Inducement charge	—	—	—	(121,056)	—	—
Fair value impact of the issuance of senior convertible preferred shares (i)	—	476,832	75,218	—	186,231	29,377
(Loss)/income from continuing operations before income tax expense	(132,808)	361,050	56,954	(732,599)	(143,306)	(22,606)
Income tax expense	—	(223)	(35)	(33)	(245)	(39)
Equity in (losses)/ income of affiliates	(6)	(6)	(1)	15,657	328	52
Net (loss)/income from continuing operations, net of tax	(132,814)	360,821	56,918	(716,975)	(143,223)	(22,593)
Less: net loss attributable to non-controlling interests shareholders	(2)	—	—	(9)	—	—
Net (loss)/income from continuing operations, attributable to UXIN LIMITED's ordinary shareholders	(132,812)	360,821	56,918	(716,966)	(143,223)	(22,593)

Discontinued operations

Net income from discontinued operations before income tax (including a net disposal gain of RMB721,211 for the twelve months ended March 31, 2021)	—	—	—	295,744	—	—
Net income from discontinued operations	—	—	—	295,744	—	—
Net income from discontinued operations attributable to UXIN LIMITED's ordinary shareholders	—	—	—	295,744	—	—

Net (loss)/income	(132,814)	360,821	56,918	(421,231)	(143,223)	(22,593)
Less: net loss attributable to non-controlling interests shareholders	(2)	—	—	(9)	—	—

Net (loss)/income attributable to UXIN LIMITED's ordinary shareholders	(132,812)	360,821	56,918	(421,222)	(143,223)	(22,593)

Net (loss)/income	(132,814)	360,821	56,918	(421,231)	(143,223)	(22,593)
Foreign currency translation, net of tax nil	(10,261)	5,231	825	110,983	70,714	11,155

Total comprehensive (loss)/income	(143,075)	366,052	57,743	(310,248)	(72,509)	(11,438)
Less: total comprehensive loss attributable to non-controlling interests shareholders	(2)	—	—	(9)	—	—
Total comprehensive (loss)/income attributable to UXIN LIMITED's ordinary shareholders	(143,073)	366,052	57,743	(310,239)	(72,509)	(11,438)

Net (loss)/income attributable to UXIN LIMITED's ordinary shareholders	(132,812)	360,821	56,918	(421,222)	(143,223)	(22,593)
Weighted average shares outstanding – basic	1,116,090,701	1,189,070,581	1,189,070,581	1,100,650,208	1,168,419,750	1,168,419,750
Weighted average shares outstanding – diluted	1,116,090,701	1,241,725,282	1,241,725,282	1,330,913,033	1,354,506,021	1,354,506,021

(Loss)/income per share for ordinary shareholders, basic
Continuing operations	(0.12)	0.30	0.05	(0.65)	(0.12)	(0.02)
Discontinued operations	—	—	—	0.27	—	—

(Loss)/income per share for ordinary shareholders, diluted
Continuing operations	(0.12)	(0.09)	(0.01)	(0.65)	(2.07)	(0.33)
Discontinued operations	—	—	—	0.22	—	—

(i) In June 2021, we entered into share subscription agreement with NIO Capital and Joy Capital, respectively, for an aggregate investment amount of up to US$315 million for the subscription of senior convertible preferred shares. The first closing in the amount of US$100 million was completed for the issuance of 291,290,416 senior convertible preferred shares on July 12, 2021. On the same day, we also issued warrants to each of NIO Capital and Joy Capital to purchase up to 240,314,593 senior convertible preferred shares for an aggregate amount of US$165 million which was included in the aforementioned US$315 million. The second closing in the amount of US$50 million is expected to be received within the next twelve months from the first closing date subject to customary closing conditions, out of which US$27.5 million was received in November 2021 and US$10 million was received in March 2022. According to the relevant guidance, all proceeds received in the first closing was allocated to warrants. Warrants and the second closing contract are recorded as warrant liabilities and forward contract liabilities or assets at fair value respectively with subsequent fair value change to be charged into the profit and loss. Total fair value impact during the reported quarter was RMB476.8 million (US$75.2 million).

Uxin Limited

Unaudited Consolidated Balance Sheets

(In thousands except for number of shares and per share data)

	As of March 31,	As of March 31,
	2021	2022
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	192,605	128,021	20,195
Restricted cash	41,114	8,276	1,306
Accounts receivable, net	2,446	832	131
Amounts due from related parties, net of provision for credit losses of RMB6,456 as of March 31, 2021 (i)	129,383	—	—
Loans recognized as a result of payments under guarantees, net of provision for credit losses of RMB1,182,609 and RMB324,371 as of March 31, 2021 and 2022, respectively	179,947	54,888	8,658
Other receivables, net of provision for credit losses of RMB20,980 and RMB30,251 as of March 31, 2021 and 2022, respectively	110,025	166,006	26,187
Inventory, net	69,587	426,257	67,240
Forward contract assets (ii)	—	36	6
Prepaid expenses and other current assets	107,836	90,012	14,199
Total current assets	832,943	874,328	137,922

Non-current assets
Property, equipment and software, net	29,306	34,531	5,447
Intangible assets, net	27	—	—
Long term investments	288,428	288,756	45,550
Other non-current assets (iii)	36,000	24,000	3,786
Right-of-use assets, net	46,829	29,584	4,667
Total non-current assets	400,590	376,871	59,450

Total assets	1,233,533	1,251,199	197,372

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable	101,205	92,534	14,597
Guarantee liabilities	2,441	179	28
Amounts due to related parties (iv)	69,434	—	—
Warrant liabilities (ii)	—	196,390	30,980
Other payables and other current liabilities (v)	894,565	674,333	106,373
Current portion of long-term borrowings	79,560	233,000	36,755
Current portion of long-term debt (vi)	—	102,206	16,123
Total current liabilities	1,147,205	1,298,642	204,856

Non-current liabilities
Consideration payable to Webank (vii)	200,778	107,642	16,980
Operating lease liabilities	34,365	10,866	1,714
Convertible notes (vi)	1,614,040	—	—
Long-term borrowings	233,000	—	—
Long-term debt (vi)	—	817,648	128,981
Total non-current liabilities	2,082,183	936,156	147,675

Total liabilities	3,229,388	2,234,798	352,531

Mezzanine equity
Senior convertible preferred shares ( US$0.0001 par value, nil and 1,000,000,000 shares authorized as of March 31, 2021 and 2022, respectively; nil and 400,524,323 shares issued and outstanding as of March 31, 2021 and 2022, respectively) (ii)	—	526,484	83,051
Total Mezzanine equity	—	526,484	83,051

Shareholders’ deficit

Ordinary shares	733	782	123
Additional paid-in capital	13,695,877	14,254,109	2,248,530
Accumulated other comprehensive income	217,747	288,461	45,504
Accumulated deficit	(15,910,049)	(16,053,272)	(2,532,341)
Total Uxin’s shareholders’ deficit	(1,995,692)	(1,509,920)	(238,184)
Non-controlling interests	(163)	(163)	(26)
Total shareholders’ deficit	(1,995,855)	(1,510,083)	(238,210)

Total liabilities, mezzanine equity and shareholders’ deficit	1,233,533	1,251,199	197,372

(i) As of March 31, 2021, amounts due from related parties mainly represented the consideration receivables from 58.com due to the divestiture of B2B online used car auction business in April 2020. As of March 31, 2022, as 58.com lost its Board member of the Company in July 2021, and therefore, could not be able to execute significant influence over the Company, 58.com was no longer related party of the Company.

(ii) In June 2021, we entered into share subscription agreement, respectively, with NIO Capital and Joy Capital for an aggregate investment amount of up to US$315 million for the subscription of senior convertible preferred shares. The first closing in the amount of US$ 100 million was completed for the issuance of 291,290,416 senior convertible preferred shares on July 12, 2021. On the same day, we also issued warrants to each of NIO Capital and Joy Capital to purchase up to 240,314,593 senior convertible preferred shares for an aggregate amount of US$165 million which was included in the aforementioned US$315 million. According to the relevant guidance, all proceeds received in the first closing was allocated to warrants. Warrants and the second closing contract are recorded as warrant liabilities and forward liabilities, respectively, with subsequent fair value change to be charged into the profit and loss.

The second closing in the amount of US$50 million is expected to be received within the next twelve months from the first closing date subject to customary closing conditions, out of which US$27.5 million was received in November 2021 and US$10.0 million was received in March 2022, the corresponding fair value was transferred from forward contract liabilities to mezzanine equity on the same day.

(iii) Other non-current assets represented our prepayment for financial solution advisory services. We entered into a long-term strategic cooperation agreement with Golden Pacer separately in April 2020, and an aggregate amount of RMB60.0 million as prepayment was made in exchange for a 5-year financial solution advisory services from Golden Pacer.

(iv) Amounts due to related parties mainly represented the advertising and marketing expenses payable to 58.com as of March 31, 2021.

(v) Pursuant to a contractual payment schedule contained in a supplemental agreement signed with one of the Company’s suppliers, in order to settle all payables due to this supplier, a total of RMB56.1 million will be waived after full payment is made by us as long as the Company makes payments on schedule. As of March 31, 2022, a total of RMB154.3 million was recorded under the accrued advertising expense, out of which, RMB50.0 million was subsequently paid by the Company on April 1, 2022 and the last payment, a total of RMB50.0 million, will be made by December 2022. Currently, the Company made the payments on schedule.

(vi) In June 2021, we entered into a supplemental agreement with affiliates of 58.com, Warburg Pincus, TPG and certain other investors who held a total of US$230.0 million convertible notes ("2024 Notes"). Pursuant to the supplemental agreement, 30% of the outstanding 2024 Notes principal amount will be converted into a total of 66,990,291 Class A ordinary shares at a price of US$1.03 per Class A ordinary share upon the first closing. On July 12, 2021, aforementioned conversion was completed and related Class A ordinary shares were issued. Remaining principal amount will be repaid by instalments by us from July 2021 to June 2024 and recorded as current portion of long-term debt and long-term debt. Besides, interest term was modified and 2024 Notes bear no interest from the original issuance date.

(vii) On July 23, 2020, we entered into a supplemental agreement with WeBank to settle our remaining guarantee liabilities associated with the historically-facilitated loans for WeBank. Pursuant to the supplemental agreement, we will pay an aggregate amount of RMB372 million to WeBank from 2020 to 2025 as guarantee settlement with a maximum annual settlement amount of no more than RMB84 million. Upon the signing of the supplemental agreement, we are also no longer subject to guarantee obligations in relation to our historically-facilitated loans for WeBank under the condition that we make the instalment payments based on the agreed-upon schedule set forth in the supplemental agreement.

On June 21, 2021, we entered into another supplemental agreement with WeBank and under this supplemental agreement a total of RMB48 million instalment payments will be waived (represents present value of RMB42.2 million) immediately upon the effectiveness of this supplemental agreement. The effectiveness of this supplemental agreement is conditioned on the closing of the first tranche of financing with NIO Capital and Joy Capital. The first tranche of financing closed on July 12, 2021 and therefore this supplemental agreement became effective on July 12, 2021, and related waived payment was recorded in other operating income during the quarter ended September 30, 2021.

* Share-based compensation charges from continuing operations included are as follows:

	For the three months ended March 31,			For the twelve months ended March 31,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
Cost of revenues	—	—	—	2,149	—	—
Sales and marketing	—	—	—	5,036	—	—
General and administrative	(483)	13,368	2,109	(24,091)	26,534	4,186
Research and development	(125)	—	—	(2,216)	—	—

Uxin Limited

Unaudited Reconciliations of GAAP And Non-GAAP from Continuing Operation Results

(In thousands except for number of shares and per share data)

	For the three months ended March 31,			For the twelve months ended March 31,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
Loss from continuing operations	(97,361)	(109,499)	(17,273)	(552,625)	(278,941)	(44,001)
Add: Share-based compensation expenses	(608)	13,368	2,109	(19,122)	26,534	4,186
- Cost of revenues	—	—	—	2,149	—	—
- Sales and marketing	—	—	—	5,036	—	—
- General and administrative	(483)	13,368	2,109	(24,091)	26,534	4,186
- Research and development	(125)	—	—	(2,216)	—	—

Non-GAAP adjusted loss from continuing operations	(97,969)	(96,131)	(15,164)	(571,747)	(252,407)	(39,815)

	For the three months ended March 31,			For the twelve months ended March 31,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
Net (loss)/ income from continuing operations	(132,814)	360,821	56,918	(716,975)	(143,223)	(22,593)

Add: Share-based compensation expenses	(608)	13,368	2,109	(19,122)	26,534	4,186
- Cost of revenues	—	—	—	2,149	—	—
- Sales and marketing	—	—	—	5,036	—	—
- General and administrative	(483)	13,368	2,109	(24,091)	26,534	4,186
- Research and development	(125)	—	—	(2,216)	—	—
Fair value impact of the issuance of senior convertible preferred shares	—	(476,832)	(75,218)	—	(186,231)	(29,377)

Non-GAAP adjusted net loss from continuing operations	(133,422)	(102,643)	(16,191)	(736,097)	(302,920)	(47,784)

Net (loss)/income from continuing operations per share – basic	(0.12)	0.30	0.05	(0.65)	(0.12)	(0.02)
Net loss from continuing operations per share – diluted	(0.12)	(0.09)	(0.01)	(0.65)	(2.07)	(0.33)
Non-GAAP adjusted net loss from continuing operations per share – basic	(0.12)	(0.09)	(0.01)	(0.67)	(0.26)	(0.04)
Non-GAAP adjusted net loss from continuing operations per share – diluted	(0.12)	(0.09)	(0.01)	(0.67)	(0.26)	(0.04)
Weighted average shares outstanding – basic	1,116,090,701	1,189,070,581	1,189,070,581	1,100,650,208	1,168,419,750	1,168,419,750
Weighted average shares outstanding – diluted	1,116,090,701	1,241,725,282	1,241,725,282	1,330,913,033	1,354,506,021	1,354,506,021

Note: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00 = RMB6.3393 as of March 31, 2022 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System.